# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Monte Rosa Therapeutics, Inc., CIK 0001826457
CUSIP: 61225M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 900, Boston, Massachusetts (MA), 02118
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001012975-25-000601
Filed by CIK 0001939538

## Reporting persons
- Adam Goulburn: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 6,513,765; sole dispositive power 0; shared dispositive power 6,513,765; aggregate amount beneficially owned 6,513,765 (8.1% of the class)
- Zavain Dar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,513,765; sole dispositive power 0; shared dispositive power 6,513,765; aggregate amount beneficially owned 6,513,765 (8.1% of the class)
- Nan Li: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,513,765; sole dispositive power 0; shared dispositive power 6,513,765; aggregate amount beneficially owned 6,513,765 (8.1% of the class)
- Dimension Management, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,513,765; sole dispositive power 0; shared dispositive power 6,513,765; aggregate amount beneficially owned 6,513,765 (8.1% of the class)
- Dimension Capital I GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,663,265; sole dispositive power 0; shared dispositive power 5,663,265; aggregate amount beneficially owned 5,663,265 (7.1% of the class)
- Dimension Management GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,513,765; sole dispositive power 0; shared dispositive power 6,513,765; aggregate amount beneficially owned 6,513,765 (8.1% of the class)
- Dimension Capital I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,663,265; sole dispositive power 0; shared dispositive power 5,663,265; aggregate amount beneficially owned 5,663,265 (7.1% of the class)
- Dimension Capital II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 850,500; sole dispositive power 0; shared dispositive power 850,500; aggregate amount beneficially owned 850,500 (1.1% of the class)
- Dimension Capital II GP, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 850,500; sole dispositive power 0; shared dispositive power 850,500; aggregate amount beneficially owned 850,500 (1.1% of the class)

## Item 1. Issuer
Name of issuer: Monte Rosa Therapeutics, Inc.
Address of issuer's principal executive offices: 321 Harrison Avenue, Suite 900, Boston, MA 02118

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Monte Rosa Therapeutics, Inc. (the "Issuer") are:

Adam Goulburn
Zavain Dar
Nan Li
Dimension Management, L.P. ("Dimension Management")
Dimension Capital I GP, LLC ("Dimension Capital I GP")
Dimension Management GP, LLC ("Dimension Management GP")
Dimension Capital I, L.P. ("Dimension Capital I")
Dimension Capital II, L.P. ("Dimension Capital II")
Dimension Capital II GP, LLC ("Dimension Capital II GP")
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 632 Broadway, Suite 801, New York, NY 10012.
Citizenship: Mr. Goulburn is an Australian citizen. Each of Mr. Dar and Mr. Li is a United States citizen. Each of Dimension Management, Dimension Capital I and Dimension Capital II is a Delaware limited partnership. Each of Dimension Capital I GP, Dimension Capital II GP and Dimension Management GP is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G.

Dimension Capital I directly holds 5,663,265 shares of Common Stock. Dimension Capital II directly holds 850,500 shares of Common Stock. Dimension Management is the investment advisor to Dimension Capital I and Dimension Capital II, and Dimension Management GP is the general partner of Dimension Management. Dimension Capital I GP is the general partner to the general partner of Dimension Capital I, and Dimension Capital II GP is the general partner to the general partner of Dimension Capital II. Mr. Goulburn, Mr. Dar, and Mr. Li are members of each of Dimension Management GP, Dimension Capital I GP and Dimension Capital II GP.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in Row 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 80,015,667 shares of Common Stock outstanding as of March 2, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in Row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in Row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.2 Joint Filing Agreement

## Signatures
- Adam Goulburn: /s/ Adam Goulburn, Adam Goulburn (04/22/2026)
- Zavain Dar: /s/ Zavain Dar, Zavain Dar (04/22/2026)
- Nan Li: /s/ Nan Li, Nan Li (04/22/2026)
- Dimension Management, L.P.: /s/ Adam Goulburn, By: Dimension Management GP, LLC, its general partne; By: Adam Goulburn, Member (04/22/2026)
- Dimension Capital I GP, LLC: /s/ Adam Goulburn, Adam Goulburn, Member (04/22/2026)
- Dimension Management GP, LLC: /s/ Adam Goulburn, Adam Goulburn, Member (04/22/2026)
- Dimension Capital I, L.P.: /s/ Adam Goulburn, By: Dimension Capital I GP, LP, its general partner; By: Adam Goulburn, Member (04/22/2026)
- Dimension Capital II, L.P.: /s/ Adam Goulburn, By: Dimension Capital II GP, LP, its general partner; By: Adam Goulburn, Member (04/22/2026)
- Dimension Capital II GP, LLC: /s/ Adam Goulburn, Adam Goulburn, Member (04/22/2026)